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                                    Exhibit 8

                        List of Significant Subsidiaries

As at 30 June 2001, the significant subsidiaries of Telecom Corporation of New Zealand Limited and their country of incorporation were:

                                                                Country of
Subsidiary                                                      Incorporation

AAPT Limited                                                    Australia
TCNZ Australia Investments Pty Limited                          Australia
TCNZ (Bermuda) Limited                                          Bermuda
TCNZ Finance Limited                                            New Zealand
TCNZ Financial Services Limited                                 New Zealand
TCNZ (UK) Investments Limited                                   United Kingdom
TCNZ (United Kingdom) Securities Limited                        United Kingdom
Telecom Directories Limited                                     New Zealand
Telecom Enterprises Limited                                     New Zealand
Telecom Europe APS                                              Denmark
Telecom Europe Holdings APS                                     Denmark
Telecom Investments Limited                                     New Zealand
Telecom Mobile Limited                                          New Zealand
Telecom New Zealand Limited                                     New Zealand
Telecom New Zealand Finance Limited                             New Zealand
Telecom Pacific Limited                                         New Zealand
Telecom Purchasing Limited                                      New Zealand
Telecom Southern Cross Limited                                  New Zealand
Telecom Wellington Investments Limited                          New Zealand


These subsidiaries do business under their legal names as set out above.